CONTACT:

Jane F. Casey
Chief Financial Officer
(203) 661-1926, ext. 6619

Susan Flinn
Investor Relations
(203) 661-1926, ext. 6630

BLYTH, INC. REPORTS 2nd QUARTER 2015 SALES AND EARNINGS

GREENWICH, CT, USA, Aug. 6, 2015: Blyth, Inc. (NYSE: BTH), a direct-to-consumer company and leading designer and marketer of candles and accessories for the home and health, wellness and beauty products, household convenience items and personalized gifts sold through the direct selling and direct marketing channels, today reported sales and earnings for the second quarter of 2015.

Net sales for the three months ended June 30, 2015 decreased approximately 16% to $88.0 million from $104.2 million for the comparable prior year period. Sales for the quarter continued to be negatively impacted by the strengthening U.S. Dollar, particularly against the euro, by approximately 8%, or $7.8 million.

Commenting on the second quarter results, Robert B. Goergen, Jr., Chief Executive Officer noted, "Our Catalog & Internet segment sales gained over the prior year period, driven largely by the acquisition of Native Remedies® earlier this year. Our Candles & Home Decor segment sales continued to be negatively affected by the increasing strength of the U.S. dollar versus the euro, as well as the underperformance in our core European countries during the quarter. Our development of a multi-channel strategy, which includes an intensified emphasis on new sponsorship, leadership development and growth in parties held, while Consultants grow their businesses through a complementary eCommerce platform, should help to reignite the Company's sales."

Mr. Goergen also noted, "PartyLite has done an excellent job at managing costs. We have initiated ambitious restructuring and gross margin improvement programs along with more efficient promotional programs. The migration of all candle production to our Batavia, Illinois facility is progressing smoothly and should result in savings to the bottom line beginning as early as this year."

Mr. Goergen continued, "PartyLite introduced the 2015 holiday catalog to North American consultants at its annual conference in late July. In addition to a robust new offering of candles, flameless fragrance and seasonal decor, this year's catalog includes Lisa Hoffman for PartyLite® Essence of Life™ fragrance jewelry. Introduced in June, the collection includes bracelets and necklaces with charms that can be filled with wooden fragrance beads. The catalog portfolio includes 16 new fragrances and 37 new decor items, as well as the definitive and unique Escential Jar by PartyLiteTM. The Escential Jar debuts with a new shape, new quality features and is available in over 30 fragrances. The response of our Leaders and Consultants to the catalog, on a worldwide basis, has been enthusiastic and we expect the catalog to perform well during the remainder of the year."

Blyth’s operating loss for the second quarter was $7.1 million this year versus $2.1 million last year. During the second quarter, the Company recorded restructuring and impairment charges of $2.4 million at PartyLite's manufacturing plant in Cumbria, U.K. related to the consolidation of candle production into one Global Center of Manufacturing Excellence, in Batavia, Illinois. The Company also recorded charges of $0.5 million for the integration of Native Remedies, a brand acquired during the first quarter under the Silver Star Brand's umbrella and charges of $0.6 million for the relocation of Blyth corporate headquarters. Excluding these charges, second quarter operating loss this year was $3.7 million versus $2.1 million last year. The stronger U.S. dollar negatively impacted the operating loss for the second quarter by approximately $0.6 million.

Net Loss Attributable to Blyth, Inc. was $8.8 million for the three months ended June 30, 2015 compared to a loss of $4.4 million in the prior year period. Diluted Net Earnings per Share Attributable to Blyth, Inc. were a loss of $0.55 per share for the three months ended June 30, 2015 compared to $0.28 per share in the prior year period. During the respective second quarters, the Company recorded the following after-tax charges per share:

•	Charges of $0.09 related to the aforementioned restructuring and impairment at PartyLite's U.K. manufacturing plant this year,

•	Charges of $0.03 related to the Blyth corporate headquarters relocation to Plymouth, MA.,

•	Charges of $0.02 this year for the integration of Native Remedies, and

•	A loss from discontinued operations for ViSalus of $0.11 last year.

Normalized earnings from continuing operations were a loss of $6.6 million, or $0.41 per share, in this year's second quarter versus a loss of $2.7 million, or $0.17 per share, in the comparable period last year.

Management will conduct an informal Question and Answer session on a conference call August 11, 2015 at 11:30 a.m. Eastern time. The dial-in number is 855-209-8210, international participants use 412-542-4119. The webcast link is https://www.webcaster4.com/Webcast/Page/966/9983. The call will be archived on www.blyth.com.

2015 Second Quarter Segment Performance

In the Candles & Home Décor segment, PartyLite sales were $53.0 million in the second quarter versus $72.7 million for the same period last year, a decline of 27%. Sales for the quarter were negatively impacted by the strength of the U.S. dollar, particularly versus the euro, by approximately 13%, and the 9% year-over-year decline in independent sales Consultants to approximately 36,900. PartyLite’s European sales during the quarter decreased 15% in local currency, or 31% in U.S. dollars. PartyLite’s European active independent sales Consultants totaled approximately 21,900 at the end of the second quarter, a 6% decline from the year-earlier period. PartyLite’s North American sales, comprised of the U.S. and Canada, declined 18% versus the prior year period. Active North American independent sales Consultants totaled approximately 10,200 at the end of the second quarter versus approximately 13,000 at the end of last year’s comparable quarter. PartyLite’s Australian sales, at $4.2 million, declined 20% reflecting the strength of the U.S. dollar by approximately 16%, and a decline in local currency by 4%. Active independent sales Consultants grew 4%, to approximately 2,800 versus 2,700 at the end of 2014’s second quarter.

Second quarter operating loss for the Candles & Home Décor segment was $5.6 million versus a loss of $1.2 million in last year’s second quarter. Excluding this year's impairment and restructuring charges at PartyLite's Cumbria, U.K. manufacturing facility of $2.4 million, and allocated corporate expenses of $2.5 million this year and $2.4 million last year, PartyLite’s operating loss was $0.8 million this year versus profit of $1.2 million last year.

Commenting on the performance of the Candles & Home Décor segment, Robert B. Goergen, Jr., Chief Executive Officer of Blyth and President, PartyLite Worldwide said, “In Europe, sales declined 15% in local currency while the Consultant base declined 6%, reflecting underperformance in many of our European markets. However, while total year-over-year Consultant count declined in our mature markets, the decline was at a lesser rate in every market when compared to 2014's second quarter. This is the second consecutive quarter we've seen this positive trend. In addition, eCommerce sales experienced growth in the quarter. While European profits declined versus last year, the profits include one-time costs to close the Cumbria U.K. candle manufacturing plant and move all candle production to our Batavia, Illinois Global Center of Manufacturing Excellence. Going forward we expect to show a reduction in costs and to build a platform for improving profitability worldwide."

Turning to North America, Mr. Goergen continued, "While the 18% sales decline was in line with the Consultant count decline of 21% and lower sponsorships in the second quarter, profit enhancement programs more than offset these declines and operating results were above last year's second quarter."

In the Catalog & Internet segment, second quarter net sales increased 11% to $35.0 million from the prior year’s level of $31.5 million. The year-over-year increase reflected sales of Native Remedies. Operating loss in the second quarter in this segment was $1.5 million this year versus $1.0 million last year. Excluding integration costs for Native Remedies of $0.5 million and allocated corporate expenses of $1.2 million this year and $0.9 million last year, Silver Star Brands’ operating profit was $0.2 million this year versus breakeven last year.

The sum of the individual and segment amounts may not equal the reported totals for the second quarter for Blyth overall due to rounding.

The summary reconciliation of unaudited Generally Accepted Accounting Principles (GAAP) earnings and earnings per share to Non-GAAP earnings and earnings per share presented in the attached table and the discussion of segment operating loss excluding certain items are included as additional references to assist investors in analyzing the Company's performance and should be considered in addition to, not as a substitute for, measures of financial performance prepared in accordance with GAAP. In presenting comparable results, the Company discloses non-GAAP financial measures when it believes such measures will be useful to investors in evaluating the Company’s underlying business performance. Management internally reviews the results of the Company excluding the impact of certain items as it believes that these non-GAAP financial measures are useful for evaluating the Company’s core operating results and facilitating comparison across reporting periods.

First Half Fiscal 2015 Performance

Net sales for the six months ended June 30, 2015 declined 14% to $191.7 million versus $222.5 million for the comparable prior year period. Sales for the six months were negatively impacted by the strengthening

U.S. Dollar, particularly against the euro, by approximately 9%, or $19.3 million. Operating loss for the first six months was $16.2 million this year versus a loss of $2.3 million last year. During the first half, the Company recorded restructuring and impairment charges of $4.9 million at PartyLite's manufacturing plant in Cumbria, U.K. related to the consolidation of candle production into one Global Center of Manufacturing Excellence, in Batavia, Illinois. The Company also recorded charges of $1.1 million for the integration of Native Remedies and charges of $0.6 million for the relocation of Blyth corporate headquarters. Excluding these charges, operating loss for the first six months this year was $9.6 million versus $2.3 million last year. A stronger U.S. dollar negatively impacted the operating loss for the first half by approximately $1.6 million.

Net Loss Attributable to Blyth, Inc. was $21.3 million for the six months ended June 30, 2015 compared to a loss of $7.2 million in the prior year period. Diluted Earnings per Share Attributable to Blyth, Inc. were a loss of $1.32 for the six months ended June 30, 2015 compared to a loss of $0.45 per share for the prior year period. During the first half this year and last year, the Company recorded the following after-tax items per share:

•	Charges of $0.20 related to the aforementioned restructuring and impairment at PartyLite's U.K. manufacturing plant this year,

•	Charges of $0.03 related to the Blyth corporate headquarters relocation to Plymouth, MA.,

•	Charges of $0.05 this year for the integration of Native Remedies,

•	Refinancing fees associated with debt modification this year of $0.04

•	A loss from discontinued operations for ViSalus of $0.24 last year.

Normalized earnings from continuing operations were a loss of $16.3 million, or $1.01 per share, in this year's first half versus a loss of $3.4 million, or $0.21 per share, in the comparable period last year.

Blyth, Inc., headquartered in Greenwich, CT, USA, is a direct-to-consumer business focused on the direct selling and direct marketing channels. It designs and markets candles and accessories for the home and also designs and markets health, wellness and beauty products, household convenience items and personalized gifts through the Catalog/Internet channel. Its products are sold direct to the consumer under the PartyLite® brand and to consumers in the catalog/Internet channel under the Miles Kimball®, Walter Drake®, Easy Comforts®, As We Change®, Native Remedies® and Exposures® brands.

Blyth, Inc. may be found on the Internet at www.blyth.com.

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not assurances of future performance and can be identified by the fact that they do not relate to statements of historical or current facts. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events or performance and underlying assumptions. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes,” "will" and words of similar substance in connection with discussions of future operating or financial performance. Examples of forward-looking statements in this press release include, among others, PartyLite’s ability to help Consultants grow their businesses and the expectations of the performance of PartyLite’s new catalog; the impact of PartyLite’s restructuring and gross margin improvement programs; PartyLite’s ability to reduce costs and improve profitability; and the impact on profitability from the consolidation of PartyLite’s manufacturing operations into one Global Center of Manufacturing Excellence, in Batavia, IL..

The Company’s forward-looking statements are based on management’s current beliefs, expectations and assumptions regarding the future of the Company’s business, strategies, plans and performance, the economy and other future conditions and future events, circumstances and results. Because forward-looking statements relate to the future, they are inherently susceptible to uncertainty, risks and changes in circumstances that are difficult to predict, many of which are outside our control. Our actual results and financial condition could differ materially from those expressed or implied in our forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements include, (1) our ability to improve our financial and operational performance; (2) our ability to respond appropriately to changing consumer preferences and demand for our current and new products or product enhancements; (3) our dependence on sales by independent consultants and our ability to recruit, retain and motivate them; (4) the loss by PartyLite of a significant number of its consultants; (5) the attractiveness of PartyLite's compensation plans to current and prospective independent consultants; (6) our ability to influence or control our consultants; (7) our ability to manufacture candles at required quantity and quality levels, including any impact from the recent fire at PartyLite’s manufacturing facility in Batavia, IL; (8) federal, state and foreign regulations applicable to our products (including advertising and labeling), promotional programs and compensation plans; (9) susceptibility to excess and obsolete inventory due to changing consumer preferences; (10) adverse publicity directed at our products or business models, or those of similar companies; (11) product liability claims; (12) competition; (13) an economic downturn; (14) our ability to grow our business in existing and new markets, including risks associated with international operations; (15) legal actions by or against current or former independent consultants; (16) our reliance on third-party manufacturers for the supply of some of our products; (17) disruptions to transportation channels; (18) shortages or increases in the cost of raw materials; (19) our dependence on key employees; (20) certain taxes or assessments relating to the activities of our independent consultants for which we may be held responsible; (21) our ability to identify, consummate and integrate suitable acquisition candidates on favorable terms and conditions; (22) the covenants in our term loan and asset-based revolving credit facility limit our operating and financial flexibility, including, among other things, our ability to pay dividends and repurchase our common stock; (23) increased borrowing costs and reduced access to capital; (24) our ability to protect our intellectual property; (25) interruptions in our information-technology systems; (26) our storage of user and employee data; (27) information security or data breaches; (28) credit card and debit card fraud; (29) changes in our effective tax rate; (30) fluctuations in our periodic results of operations; (31) increased paper, mailing and shipping costs; (32) increased risk and write-offs associated with Silver Star Brands' credit program; (33) speculative trading and volatility in our stock price; (34) the failure of securities or industry analysts to publish research reports about our business, or the publication of negative reports about our business; and (35) our compliance with the Sarbanes-Oxley Act of 2002, as well as other factors described in this press release and those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and our most recent Quarterly Report on Form 10-Q, which are on file with the Securities and Exchange Commission, and other filings with the SEC.

For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made, even if subsequently made available by us on our website or otherwise. We do not assume any obligation to update the forward-looking statements to reflect events that occur or circumstances or new information that exists after the day on which they are made, except as provided by law.

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BLYTH, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Net sales	$87,989	$104,233	$191,716	$222,471
Cost of goods sold	36,125	40,307	81,316	84,163
Gross profit	51,864	63,926	110,400	138,308
Selling	41,508	47,587	91,520	102,240
Administrative and other expense	17,453	18,475	35,113	38,336
Total operating expense	58,961	66,062	126,633	140,576
Operating loss	(7,097)	(2,136)	(16,233)	(2,268)

Other expense (income):
Interest expense	790	1,014	2,990	1,991
Interest income	(83)	(98)	(270)	(150)
Foreign exchange and other, net	292	(132)	1,690	88
Total other expense	999	784	4,410	1,929

Loss from continuing operations before income taxes and noncontrolling interest	(8,096)	(2,920)	(20,643)	(4,197)
Income tax expense (benefit)	637	(327)	467	(968)
Loss from continuing operations	(8,733)	(2,593)	(21,110)	(3,229)
Loss from discontinued operations, net of income tax expense	—	(1,760)	—	(3,798)
Net loss	(8,733)	(4,353)	(21,110)	(7,027)
Less: Net earnings attributable to noncontrolling interests	98	87	189	175
Net loss attributable to Blyth, Inc.	$(8,831)	$(4,440)	$(21,299)	$(7,202)

Basic and Diluted loss per share:
Net loss from continuing operations	$(0.55)	$(0.17)	$(1.32)	$(0.21)
Net earnings (loss) from discontinued operations	—	(0.11)	—	(0.24)
Net loss attributable to Blyth, Inc.	$(0.55)	$(0.28)	$(1.32)	$(0.45)
Weighted average number of shares outstanding	16,193	16,111	16,168	16,096

BLYTH, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30, 2015	June 30, 2014
Assets
Cash and Cash Equivalents	$53,900	$67,411
Short Term Investments	—	24,034
Accounts Receivable, Net	12,291	12,655
Inventories	53,839	57,429
Property, Plant & Equipment, Net	60,115	74,385
Other Assets	55,585	46,093
Assets held for sale	3,508	—
Discontinued Operations	—	53,592
Total Assets	$239,238	$335,599

Liabilities and Stockholders' Equity
Senior Notes and Other Debt	$40,029	$55,776
Other Liabilities	91,066	74,361
Discontinued Operations	—	167,241
Equity	108,143	38,221
Total Liabilities and Equity	$239,238	$335,599

BLYTH, INC. AND SUBSIDIARIES
Supplemental Non-GAAP Loss Per Share Measures
(In thousands, except per share data)
(Unaudited)

	Three months ended				Six months ended
	June 30, 2015		June 30, 2014		June 30, 2015		June 30, 2014
	Dollars	Diluted EPS	Dollars	Diluted EPS	Dollars	Diluted EPS	Dollars	Diluted EPS

Non-GAAP normalized loss	$(6,605)	$(0.41)	$(2,680)	$(0.17)	$(16,300)	$(1.01)	$(3,404)	$(0.21)

Non-GAAP Adjustments:
Closure of United Kingdom Manufacturing Facility	(1,528)	(0.09)	—	—	(3,189)	(0.20)	—	—

Native Remedies integration costs	(296)	(0.02)	—	—	(729)	(0.05)	—	—

Refinancing fees associated with debt modification	—	—	—	—	(679)	(0.04)	—	—

Blyth Corporate headquarter relocation cost	(402)	(0.03)	—	$—	(402)	(0.03)	—	$—

Gain (loss) from discontinued operations, net of income taxes	—	—	(1,760)	(0.11)	—	—	(3,798)	(0.24)

GAAP Net loss	$(8,831)	$(0.55)	$(4,440)	$(0.28)	$(21,299)	$(1.32)	$(7,202)	$(0.45)

This table is included as an additional reference to assist investors in analyzing the Company's performance and should be considered in addition to, not as a substitute for, measures of financial performance prepared in accordance with GAAP.

The sum of the individual amounts may not necessarily be equal to the totals due to rounding.